12600 Hill Country Boulevard
Suite R-100
Austin, Texas 78738
512-538-2300

August 14, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Daniel Gordon

RE:                          Summit Hotel Properties, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

File No. 1-9044

Dear Mr. Gordon:

This letter is being submitted in response to the comment letter of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) regarding the above-referenced Annual Report on Form 10-K filed by Summit Hotel Properties, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comment appears below in italics with the Company’s response to the comment set out immediately below it.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 35

1. We note that your reconciliation of FFO excludes the impact of preferred dividends. Therefore it appears your FFO measure represents FFO attributable to common shareholders and OP unitholders. Please revise your presentation in future filings to clearly label such measure.

RESPONSE: For future SEC filings beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2015, the Company will clearly indicate that its FFO is applicable to common shareholders and OP unitholders and that its reconciliation of FFO begins with the Company’s GAAP net income or loss applicable to common shareholders and OP unitholders.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This response has been shared with our Audit Committee and they concur with the Company’s response.

If you have any questions or comments regarding our response above, please do not hesitate to call the undersigned at 512-538-2303.

Very truly yours,

/s/ Greg A. Dowell
Greg A. Dowell
Executive Vice President and Chief Financial Officer

Cc:	Daniel P. Hansen, Chief Executive Officer
Christopher R. Eng, General Counsel and Chief Risk Officer
David Freed, Hunton & Williams, LLP